Exhibit 3

[GRAPHICS]

SADLA S.A. (NYSE: SDA; BOVESPA: SDIA4), Brazil's leader of processed foods, poultry and pork products, today announced its financial results for the second quarter of 2002. The operating and financial information for the Company, except when indicated otherwise is shown in Brazilian Reals based on the consolidated figures in accordance with Brazilian corporate law. All comparisons in this release are with respect to the second quarter of 2001, unless otherwise stated.

"In spite of adverse conditions both in the domestic market as well as overseas, Sadia posted a substantial increase in sales during the second quarter of 2002," said Walter Fontana Filho, Sadia `s CEO. "On the domestic front, the evolution of commercial and logistical efficiencies resulted in an increase in our sales of processed products and pork; internationally, the sales volumes of poultry grew in spite of tougher competition. Winning over new markets coupled with a consolidation of our business with Russia fostered strong expansion of our sales of pork. One of the high points of the quarter was the redesign of the packaging of more than 200 Sadia products. Representing a change from the look the company had developed over its entire history, the project required two years of studies and resulted in not only the modernization of the image of the brand but also an expansion of services to customers. All of our packaging now carries the "S" emblem of Sadia, facilitating identification at the time of purchase; the products also contain nutritional and culinary information. By the end of the year, the 680 items of our Brazilian product line will be available at retail outlets in newly redesigned packaging. Taking the first half of 2002 as a whole, one of the high points was making Apprimus -- the association between Sadia and the Martins and Accor groups -- operational. The other partnerships that the company entered into also are fully underway. During this moment of great instability on the international market, which has been undermined by a major crisis of confidence regarding the quality of information provided by corporations, Sadia feels perfectly comfortable regarding the reliability of its financial statements and provisions already set up, which are fully aligned with all of the potential risks facing the company. In fact, in June Sadia was one of the four top companies in Brazil regarding the pursuit of best corporate governance practices, according to the Brazilian Institute for Corporate Governance. We were the only company in the manufacturing sector included in this group, otherwise made up of major banks. For the second half of the year, we are forecasting growth in overseas market sales volumes despite the emergency caused by some difficulties motivated by a return of protectionist restrictions. We believe that our revenues in 2002 will at least match the same levels as 2001, in part being benefited by the foreign exchange factor".


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[GRAPHICS]

MAJOR FINANCIAL INDICATORS

Sadia's gross operating revenues reached R$ 1,043.3 million in 2Q02, representing growth of 7.1% over the same period in 2001. In the composition of this total, exports represented 39.9%, remaining at the same level of 2Q01.

Physical sales grew 12.8% compared to 2Q01. The processed products line increased by 9.3%, pork by 50.1% and poultry by 7.0%. The average prices of processed products rose by 7.5%, while pork prices declined 16.4% and poultry prices were off 7.4%.

Sadia introduced 11 products in 2Q02. Particularly noteworthy was a family of cheese dips, coming in the versions: sun-dried tomatoes, fine herbs and olives - giving exposure to the company's brand on new retail shelves; two mousses coming in individual portions of the Miss Daisy line of diet desserts; two new versions of fresh pasta -- calabresa capelletti and smoked turkey breast fagottini and creamy soups of cheese and peas with bacon.

GROSS REVENUES BREAKDOWN

[GRAPHICS]

                                JAN-JUN      JAN-JUN        %        2Q01      2Q02        %
 CONSOLIDATED (R$ THOUSAND)       2001        2002
Gross Operating Revenue         1,821,934    2,024,591      11.1%   974,225  1,043,263      7.1%
  Domestic Market               1,150,799    1,234,922       7.3%   585,159    626,635      7.1%
  Exports Market                  671,135      789,669      17.7%   389,066    416,628      7.1%
Net Operating Revenue           1,682,619    1,824,027       8.4%   936,977    947,477      1.1%
Gross Profit                      597,564      544,242      -8.9%   377,961    300,553    -20.5%
  Gross Margin                      35.5%        29.8%                40.3%      31.7%
EBIT                              261,817      130,139     -50.3%   201,503     77,713    -61.4%
Net Income                        112,543       69,202     -38.5%   103,680     41,266    -60.2%
EBITDA                            318,067      191,192     -39.9%   230,053    108,656    -52.8%
  EBITDA Margin                     18.9%        10.5%                24.6%      11.5%
Exports/Gross Revenue               36.8%        39.0%                39.9%      39.9%
Net Debt-to-Equity                  84.6%        76.5%


OPERATING REVENUES


                                       2
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[GRAPHICS]

SALES VOLUME - TONS

                      JAN-JUN    JAN-JUN      %       2Q01       2Q02       %
                        2001      2002

DOMESTIC MARKET        349,816    348,610    -0.3%    175,004    185,213    5.8%
Processed Products     226,658    230,593     1.7%    111,130    122,463   10.2%
Poultry                 86,078     70,815   -17.7%     43,550     35,866  -17.6%
Pork                    37,080     47,202    27.3%     20,324     26,884   32.3%
EXPORT MARKET          221,402    274,591    24.0%    117,598    144,933   23.2%
Processed Products      12,666     11,921    -5.9%      6,451      6,110   -5.3%
Poultry                188,559    223,912    18.7%     98,119    115,652   17.9%
Pork                    20,177     38,758    92.1%     13,028     23,171   77.9%
TOTAL                  571,218    623,201     9.1%    292,602    330,146   12.8%

GROSS REVENUES - R$ THOUSAND

                     JAN-JUN    JAN-JUN      %       2Q01       2Q02      %
                       2001       2002

DOMESTIC MARKET      1,150,799  1,234,922     7.3%   585,159    626,635   7.1%
Processed Products     781,489    876,836    12.2%   381,926    455,995  19.4%
Poultry                164,771    157,549    -4.4%    86,502     77,860 -10.0%
Pork                    69,889     87,459    25.1%    46,821     46,412  -0.9%
Others                 134,650    113,078   -16.0%    69,910     46,368 -33.7%
EXPORT MARKET          671,135    789,669    17.7%   389,066    416,628   7.1%
Processed Products      76,588     74,924    -2.2%    40,684     39,964  -1.8%
Poultry                516,867    572,360    10.7%   295,080    299,980   1.7%
Pork                    73,619    127,316    72.9%    50,634     75,807  49.7%
Others                   4,061     15,069   271.1%     2,668        877 -67.1%
TOTAL                1,821,934  2,024,591    11.1%   974,225  1,043,263   7.1%


DOMESTIC MARKET

Compared to 2Q01, gross revenues of Sadia on the domestic market grew by 7.1% in 2Q02. Physical sales posted lower growth, of 5.8%, mostly because of the redirecting of poultry production for export.

The quarter was marked by a successful effort to recover the price of processed products, whose sales volumes increased by 10.2(degree)h. Revenues for the line rose by 19.4%. Among the highlights of this segment during the quarter was the merging of the pizza and ready-to-eat dessert lines and the solidifying of Qualy margarine as the leader of its category.

The physical sales of poultry declined by 17.6% while pork sales climbed by 32.3%. The revenues from these lines fell by a 10.0% and 0.9%, respectively.



                                       3
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[GRAPHICS]

AVERAGE PRICES - R$ - DOMESTIC MARKET

[GRAPHICS]

Sadia introduced its new line of packaging. With a more modern design, the renewed packaging makes it easier for consumers to identify the company brand and to select products at retail outlets while also providing more complete nutritional information than is the market norm. Furthermore, the packaging contains cooking suggestions. During the quarter, some 220 products were benefited by the reform. The new visual positioning of the Sadia brand was the subject of a major advertising campaign and promotional suppcrt at points of sale. The first results of a customer and consumer survey indicate excellent receptivity to the new packages.

Sadia continues to expand its range of services to the trade. After having adjusted to the need to replace the most frequently sdd items during the energy crisis emergency in mid-2001, the company still is improving its logistical processes and procedures in order to better serve the aspirations of the retail industry.

OVERSEAS MARKET

In 2Q02, Sadia recorded export revenues of R~ 416.6 million, a rise of 7.1% over 2Q01. This expansion was credited to a great extent on the currency exchange factor. Prices in dollars were quite depressed as a result of an oversupply generated from the complete reestablishment of an excess of Brazilian products on the international market. Despite tougher competition, overseas sales volumes increased 23.2% in 2Q02.

One of the highlights of Sadia's international activities during the quarter was the strong increase in sales of pork, explained by the conquering of new markets and the consolidation of business in Russia, which began to be seen in 1Q02. The physical volume expanded by 77.9% over 2Q01, bringing about an increase in revenues of 49.7%, again compared to 2Q01.


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[GRAPHICS]

Revenues deriving from the sale of poultry increased 1.7%, while physical volumes were up 17.9%. The line of processed products declined by 1.8% in terms of revenues and 5.3% in volume due to a reduction of business in South America and, especially, in Argentina. Significant improvements in the mix were achieved.

Sadia's policy for continuously opening up new markets was maintained. In 2Q02, these efforts were compensated particularly in Far East countries. The company also continued running advertising campaigns to publicize its brand name and its products in the Middle East while, at the same time, solidifying its relationship with the European trade.

After having consolidated its strategy of improving export logistics in 2001, the company was not negatively affected by a port strike during 2Q02.

AVERAGE PRICES-- R$ - EXPORT MARKET

[GRAPHICS]

EXPORTS BY REGION - REVENUES

[GRAPHICS]


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[GRAPHICS]

OPERATING INCOME

The operating earnings before financial earnings and gains from investments in subsidiaries (EB1T) totaled R$ 77.7 million in 2Q02, compared to R$ 201.5 million in

2Q01. This reduction mainly reflects the continuous increases in the costs of raw materials, especially corn, leading to a gross margin reduction of 8.6 points.

[GRAPHICS]

The ratio between the administrative expenses and net revenues remained practically stable in the comparison with 2Q01. Also, using net revenues as a point of reference, the cost of sales increase 3.1 percentage points as a result of a rise in freight charges. The EBIT/net revenues ratio was 8.2% versus 21.5% in 2Q01.

[GRAPHICS]


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[GRAPHICS]

As a result of the combination of factors described above, the EBITDA of 2Q02 totaled R$ 108.7 million, compared to R$ 230.0 million in 2Q01. The EBITDA margin for 2Q02 was 11.5%, a decline of 13 percentage points over 2Q01. The accumulated EBITDA for the first half of 2002 was R$ 191.2 million, compared to R$ 318.1 million for the same period the previous year.

[GRAPHICS]

FINANCIAL RESULT

Net financial expenses of R$ 65 million for 2Q02 were significantly different from the figure reported in 2Q01. However, after considering the net financial income coming from Sadia International, booked as gain from investment in subsidiaries, this result is substantially different.

If this figure was adjusted, net financial expenses for 2Q02 would result R$ 15 million versus R$ 65 million in 2Q01. This result is due to a deep restructuring in Sadia's financial debt.

In 2Q02, 28% of total net debt was dollar-denominated, versus 74% in 2Q01. Thus, net financial debt adjusted in 2Q02 accounts for 1.6% of the average net debt in the whole semester, versus 7.1% of the average net debt in 2Q01.

GAIN FROM INVESTMENT IN SUBSIDIARIES

Gain from investment in subsidiaries, totaling R$ 30.2 million, results from the recognition of the foreign exchange variation over the shareholders' equity of the company's overseas subsidiaries.

NET EARNINGS

Sadia reported net earnings of R$ 41.3 million in 2Q02, compared to R$ 103.7 million in 2Q01.


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[GRAPHICS]

NON-RECURRENT EFFECTS

During the first half of 2002 the company posted several non-recurring items of significant value:

o (1) Non-receivable credits of R$ 6.3 million, inventory losses of productive and unproductive items, totaling R$ 8.2 million, as well as income tax and social contribution over IPI export credits in the amount of R$ 17.4 million;

o (2) The impact of the devaluation of the Argentine Peso in the total amount of R$ 11.8 million;

o (3) The establishment of civil and tax lawsuit provisions, in the amount of R$ 17.6 million, covering the full value of outstanding lawsuits, whose outcomes could be unfavorable to the company;

o (4) Reversal of IPI export credits in the amount of R$ 51 million, booked as a CPV reduction account;

For comparative effects, the following chart shows operating earnings adjusted for the first half of 2001 and 2002 (1SO1 and 1S02), deducting the non-recurring effects tom both periods:

      (R$ MILLION)                          1S01            1S02
      ADJUSTED GROSS PROFIT                 538.1           493.2
           Adjusted Gross Margin            33.1%           27.8%
      ADJUSTED EBIT                         202.3           111.2
           Adjusted EBIT Margin             12.5%            6.1%
      ADJUSTED NET INCOME                    77.1            79.4
           Adjusted Net Margin               4.6%            4.4%

2Q01 gross margin of 40.3% was also impacted by a reversion of PIS tax contingency in the amount of R$ 59.5 million.

Reversions of P15 tax contingency in 2Q01 and IPI tax in 2Q02 are supported by definitive judicial decisions.

CAPITAL STRUCTURE

At the end of 2Q02, the net financial debt of Sadia totaled R$ 911.3 million (R$
834.2 million on March 31, 2002), fully financed through long-term funding. The debt-to-equity ratio declined from 84.6% in 2Q01 to 76.5% in 2Q02. The company continues focused on reducing its debt, whch should be brought down even more by December/2002.

Sadia is in a comfortable position with regard to the current highly volatile currency exchange situation. Its net debt subject to foreign exchange swings is the equivalent to two months of exports, wh ich indicates that the positive effect of the exchange factor on revenues is greater than its adverse impact on financial expenses.


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

[GRAPHICS]

Besides the long-term funding obtained from the IFC and the BNDES, the company makes use of rural credit lines and foreign exchange contract export advances, which offer the lowest market interest rates.

CAPITAL EXPENDITURES

Sadia invested R$ 45.8 million in 1S02. This amount, which represents 37.9% of budgeted capital expenditures for 2002, is lower than the depreciation for the period. Sadia has been maintaining a policy of concentrating on the enhancement of assets it already has acquired.

[GRAPHICS]

CORPORATE GOVERNANCE

The Brazilian Institute for Corporate Governance (IBGC) included Sadia among the four companies with the best corporate governance practices in the country. Sadia is the only manufacturing company in the group, whose other members are three large banks. To choose the companies, the IBGC analyzed the composition of the board of directors, the level of independence between executive management and the board, the quality of auditing, the treatment of controlling and minority shareholders, the transparency of information, the existence of an in-house code of corporate governance and its content.

The Board of Directors was the indMdual item that had the greatest weight in the choice. In a General Shareholders' Meeting held last March 27, Sadia increased the number of outside members of its Board of Directors firom four to five, for a total of 11 members. According to the IGBC, in none of the four companies selected is there a conflict of interest between majority and minority shareholders. All have codes of conduct for shareholders and managers.


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[GRAPHICS]

CAPITAL MARKETS AND GENERAL INFORMATION

The Sao Paulo Stock Exchange (Bovespa) index declined by 19% over the last 12 months, while Sadia's preferred shares rose 3. 8% in value. During the period in question, there were 6,521 transactions involving 147.8 million preferred shares of the company. The average daily volume traded in 2Q02 was R$ 1,6 million, compared to R$ 1,0 million in 2Q01.

Sadia's shares were traded during 100% of the trading sessions of the Bovespa in 1H02, representing 64% of the financial volume of all of the transactions involving the Brazilian food sector.

The capital stock of the company is represented by 683 million shares: 257 million common shares and 426 million preferred shares.

During the second quarter of 2002, Sadia's Level II ADRs on the New York Stock Exchange (NYSE) devalued by 31.8%, compared to an 11.1% decline of the Dow Jones Index. During this period, the number of ADRs that were traded from the NYSE list was 42,700, totaling a financial volume of US$ 579,000.


[GRAPHICS]


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[GRAPHICS]

The statements contained in this release relating to the outlook for the Company's business, projection of operating and financial results and with respect to its growth potential, constitute mere forecasts and were based on management's expectations in relation to the future of the Company. These expectations are highly dependent on market changes, the general economic performance of Brazil, of the industry and the international markets- being therefore subject to change.

                                      ####

SADIA S.A. is the domestic market leader in the production and sales of frozen and refrigerated products, chicken, turkey and pork. The company employees 30,500, maintains 12 industrial plants and distribution centers in Brazil. Overseas, it has distribution centers in Argentina, Uruguay and Chile and commercial offices in Italy, England and the United Arab Emirates. Furthermore, it maintains representation offices in Japan, Paraguay and Bolivia. Sadia's products are distributed to the domestic market through 330,000 points of sale while the Company also exports to over 60 countries. In 2001, Sadia reported gross operating revenues of R$ 4,017.1 million, of which R$ 1,519.2 million came from exports.



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[GRAPHICS]

                                                                    ATTACHMENT I

STATEMENTS OF INCOME - CONSOLIDATED

                                                              JAN-JUN 2001                  JAN-JUN 2002               H.A.
                                                            R$              %             R$              %              %
 GROSS OPERATING REVENUE                                    1,821,934       108.3%        2,024,591        111.0%          11.1%
       Domestic Market                                      1,150,799         684%        1,234,922          677%           7.3%
       Export Market                                          671,135        39.9%          789,669         43.3%          17.7%
       (-) Sales Tax and Services Rendered                  (139,315)        -8.3%        (200,564)        -11.0%          44.0%
 NET OPERATING REVENUE                                      1,682,619       100.0%        1,824,027        100.0%           8.4%
       Cost of Good Sold and Services Rendered            (1,085,055)        -645%      (1,279,785)        -70.2%          17.9%
 GROSS PROFIT                                                 597,564        35.5%          544,242        29.8(DEGREE)%   .8.9%
       Selling Expenses                                     (308,879)       -18.4%        (368,901)        -20.2%          19.4%
       Management Compensation                                (4,070)        -0.2%           (4295)         -0.2%           5.5%
       Administrative Expenses                               (20,266)        -1.2%         (21,350)         -1.2%           5.3%
       Others Operating Result                                (2,532)        -0.2%         (19,557)         -1.1%         672.4%
 EARNING BEFORE INTEREST AND TAXATION                         261,817        15.6%          130,139         7.1(DEGREE)%  -50.3%
       Financial Result, Net                                (136,405)        -8.1%        (102,834)         -5.6%         -24.6%
       Equity Pick Up                                          12,077         0.7%           46,009          2.5%         281.0%
 OPERATING PROFIT                                             137,489         8.2%           73,314         4.0(DEGREE)%  -46,7%
       Nonoperating Income(expense)                             4,464         0.3%            1,301          0.1%         -70.9%
 INCOME BEFORE TAXATION                                       141,953         8.4%           74,615         4.1(DEGREE)%  -47.4%
       Income and Social Contribution Taxes                  (29,616)        -1.8%          (5,619)         -0.3%         -81.0%
 NET INCOME                                                   112,337         6.7%           68,996         3.8(DEGREE)%  -38.6%
       Minority interest in the Result of Subsidiaries          (206)         0.0%            (206)          0.0%           0.0%
 COMPANY PARTICIPATION IN THE RESULT                          112,543         6.7%           69,202         3.8(DEGREE)%  -38.5%
 EBITDA                                                       318,067        18.9%          191,192        10.5(DEGREE)%  -39.9%




                                                                   2Q01                        2Q02                  H.A.
                                                             R$            %             R$             %              %
 GROSS OPERATING REVENUE                                     974,225        104.0%        1,043,263        110.1%           7.1%
       Domestic Market                                       585,159         62.5%          626,635         66.1%           7.1%
       Export Market                                         389,066         41.5%          416,628         44.0%           7.1%
       (-) Sales Tax and Services Rendered                  (37,248)         -4.0%         (95,786)        -10.1%         157.2%
 NET OPERATING REVENUE                                       936,977        100.0%          947,477       100.0(DEGREE)%    1.1%
       Cost of Good Sold and Services Rendered             (559,016)        -59.7%        (646,924)        -68.3%          15.7%
 GROSS PROFIT                                                377,961         40.3%          300,553         31.7%         -20.5%
       Selling Expenses                                    (162,999)        -17.4%        (194.050)        -20.5%          19.0%
       Management Compensation                               (2,073)         -0.2%          (2,207)         -0.2%           6.5%
       Administrative Expenses                              (10,374)         -1.1%         (11,108)         -1.2%           7.1%
       Others Operating Result                               (1,012)         -0.1%         (15,475)         -1.6%        1429.2%
 EARNING BEFORE INTEREST AND TAXATION                        201,503         21.5%           77,713          8.2%         -61.4%
       Financial Result, Net                                (65,101)         -6.9%         (64,652)         -6.8%          -0.7%
       Equity Pick Up                                          5,105          0.5%           30,195          3.2%         491.5%
 OPERATING PROFIT                                            141.507         15.1%           43,256         4.6(DEGREE)%  -69.4%
       Nonoperating Income(expense)                              723          0.1%            (620)         -0.1%        -185.8%
 INCOME BEFORE TAXATION                                      142,230         15.2%           42,636          4.5%         -70.0%
       Income and Social Contribution Taxes                 (38,662)         -4.1%          (1,544)         -0.2%         -96.0%
 NET INCOME                                                  103,568         11.1%           41,092          4.3%         -60.3%
       Minority interest in the Result of Subsidiaries         (112)          0.0%            (174)          0.0%          55.4%
 COMPANY PARTICIPATION IN THE RESULT                         103,680         11.1%           41,266          4.4%         -60.2%
 EBITDA                                                      230,053        24.6(DEGREE)%   108,656         11.5%         -52.8%



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[GRAPHICS]

                                                            ATTACHMENT II

BALANCE SHEET - CONSOLIDATED

                                                 June                  March
ASSETS                                           2002                  2002
CURRENT ASSETS                                1,858,764            1,545,410
  Cash and Cash Equivalents                      78,721               43,019
  Trade Accounts Receivable                     388,226              327,247
  Recoverable Taxes                             108,285               67,783
  Inventories                                   741,773              674,927
  Marketable Securities                         418,166              297,069
  Other Credits                                 123,593              135,365
NONCURRENT ASSETS                             1,019,953              829,950
  Marketable Securities                         748,987              612,896
  Other Credits                                 270,966              217,054
PERMANENT                                     1,012,007            1,013,901
  Investments                                    11,865               11,487
  Property, Plant and Equipment                 877,698              872,227
  Deferred Charges                              122,444              130,187
TOTAL                                         3,890,724            3,389,261
LIABILITIES
CURRENT LIABILITIES                           1,568,430            1,187,157
  Financial Institutions                      1,148,479              845,924
  Suppliers                                     235,912              194,916
  Advances from Customers                           456                1,215
  Salaries and Social Charges Payable            62,256               49,984
  Taxes Payable                                  22,334               23,279
  Dividends                                         255                  255
  Operating Liabilities                          98,738               71,584
NONCURRENT LIABILITIES                        1,131,088            1,052,068
  Financial Institutions                      1,008,698              941,231
  Operating Liabilities                         122,390              110,837
DEFERRED DISCOUNT OF INVESTMENTS                      -                    -
MINORITY INTEREST IN SUBSIDIARIES                   406                  501
SHAREHOLDER'S EQUITY                          1,190,800            1,149,535
  Capital Subscribed and Fully Paid in          700,000              700,000
  Income Reserves                               490,800              449,535
TOTAL                                         3,890,724            3,389,261